UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated July 19, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Nokia accelerates its share buybacks

Stock exchange release 19 July 2024	1 (2)

Nokia Corporation

Stock Exchange Release

19 July 2024 at 16:00 EEST

Nokia accelerates its share buybacks

Espoo, Finland – Nokia Corporation ("Nokia" or the "Company") has on 18 March 2024 announced the first phase of its share buyback program and, in line with the announcement made on 18 July 2024, has today decided to accelerate its share buybacks by increasing the number of shares to be repurchased during the year 2024.

The main terms of the ongoing phase of the share buyback program post-increase:

•	The aggregate purchase price of all Nokia shares to be acquired shall not exceed EUR 600 million (an increase from the initially announced EUR 300 million). As repurchases for an aggregate purchase price of approximately EUR 132 million have already been executed in 2024, the aggregate purchase price for shares to be acquired during the remainder of the year is approximately EUR 468 million.

•	The post-increase repurchases will start at the earliest on 22 July 2024 and end by 31 December 2024.

•	The purpose of the repurchases is to optimize Nokia's capital structure through the reduction of capital. The repurchased shares will be cancelled accordingly. The repurchases will be funded using funds in the reserve for invested unrestricted equity and the repurchases will reduce total unrestricted equity.

•	The repurchases are based on the authorization granted by Nokia's Annual General Meeting on 3 April 2024. The maximum number of shares that can be repurchased under the program is 400 million shares (an increase from the initially announced 200 million shares) corresponding to approximately 7 % of the total number of shares in Nokia.

•	The shares will be acquired through public trading on the regulated market of Nasdaq Helsinki and select multilateral trading facilities. No repurchases will be made in the United States. Nokia has appointed a third-party broker as the lead-manager for the buyback program. The lead-manager will make trading decisions independently of and without influence from Nokia. The repurchases will be carried out in accordance with the so-called safe harbour rules referred to in Article 5 of the EU Market Abuse Regulation (EU N:o 596/2014).

•	The price payable per share shall be determined in public trading on the relevant trading venue at the time of the repurchase, in compliance with the price and volume limits applicable under the safe harbour rules.

Nokia may terminate the program prior to its scheduled end date and will in such case issue a stock exchange release to this effect.

www.nokia.com

Stock exchange release 19 July 2024	2 (2)

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2024

Nokia Corporation

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Global Head of Corporate Legal